Exhibit 99.1

JA Solar Announces Preliminary Unaudited Key Operating Results for the Fourth Quarter of 2015 and Schedules Investor Conference Call for March 15, 2016

BEIJING, Feb. 25, 2016 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or “JA”), one of the world’s largest manufacturers of high-performance solar power products, today announced that shipments for the fourth quarter of 2015 were expected to be in the range of 1.32 GW to 1.35 GW, exceeding the Company’s previously provided shipment guidance of 1.1 GW to 1.2 GW.  As anticipated, nearly all shipments were to external customers. The new expectation for fourth quarter shipments results in full year 2015 shipments in the range of 3.92 GW to 3.95 GW.

The Company now expects its total revenue for the fourth quarter of 2015 to be in the range of RMB 4.4 billion to RMB 4.6 billion. Gross margin for the fourth quarter of 2015 is expected to be in the range of 16.4% to 17.4%.

These preliminary estimated results are subject to finalization of the Company’s financial closing procedures. The Company’s actual results may differ from its current estimates.

JA Solar will report its financial results for the fourth quarter and full year ended December 31, 2015 before the U.S. market open on Tuesday, March 15, 2016.  The Company’s management will host an earnings conference call on March 15, 2016 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. China Standard Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 59487278.

A replay of the conference call may be accessed by phone at the following numbers until March 23, 2016.  To access the replay, please again reference the conference passcode 59487278.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006322162
Other International	+61 281990299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at http://www.jasolar.com.

Forward-looking Statements Safe Harbor

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 3.1 GW of solar power products in 2014. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia.

For more information, please visit www.jasolar.com.

CONTACT:

The Blueshirt Group

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com